Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited	CCG Investor Relations, Inc.
Ms. Judy Zhu, IR Director	Mr. Crocker Coulson, President
Phone: +86-510-8536-0401	Phone: +1-646-213-1915 (Los Angeles)
E-mail: info@wsphl.com	E-mail: crocker.coulson@ccgir.com
http://www.wsphl.com	http://www.ccgirasia.com

WSP Holdings Announces Third Quarter 2012 Results

Wuxi, China, December 27, 2012 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

(Comparison with the second quarter of 2012 and the third quarter of 2011)

	Q3 2012	Q2 2012	Q-o-Q	Q3 2011	Y-o-Y
Net revenues ($ million)	141.3	159.2	-11.3%	189.0	-25.2%
Gross profit (loss) ($ million)	7.8	7.6	2.5%	16.9	-53.9%
Gross margin (% of net revenues)	5.5%	4.8%	—	9.0%	—
Loss from operations ($ million)	(17.8)	(7.9)	-126.6%	(6.4)	-179.1%
Net loss attributable to WSP Holdings Limited ($ million)	(22.7)	(15.7)	-45.0%	(16.6)	-37.3%
Loss per ADS ($)(1)	(1.11)	(0.77)	-44.2%	(0.81)	-37.0%

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares from 1:2 to 1:10, effective as of February 15, 2012.

“The third quarter of 2012 showed a decrease in total revenues from the second quarter of 2012, mainly due to a decrease in export sales of API products and a decrease in average product selling prices quarter-over-quarter.” commented Mr. Longhua Piao, the Chairman and Chief Executive Officer of WSP Holdings. “We will continue our marketing efforts to tap into new international markets amidst the current global economic uncertainties.”

Financial Results

Third Quarter 2012 Financial Results

(Comparison with the second quarter of 2012 and the third quarter of 2011)

Net revenues ($ million)	Q3 2012	Q2 2012	Q-o-Q	Q3 2011	Y-o-Y
API	95.8	112.7	-14.9%	120.8	-20.7%
Non-API	25.8	25.5	1.0%	50.3	-48.7%
Others	19.7	21.0	-6.4%	17.9	9.8%
Total	141.3	159.2	-11.3%	189.0	-25.2%
Domestic	74.6	76.7	-2.8%	88.5	-15.8%
Export	66.7	82.5	-19.1%	100.5	-33.6%

Sales volume (tonnes)	Q3 2012	Q2 2012	Q-o-Q	Q3 2011	Y-o-Y
API	87,154	96,150	-9.4%	103,917	-16.1%
Non-API	14,601	14,738	-0.9%	22,555	-35.3%
Others	26,672	19,638	35.8%	31,478	-15.3%
Total	128,427	130,526	-1.6%	157,950	-18.7%
Domestic	82,659	73,724	12.1%	100,734	-17.9%
Export	45,768	56,802	-19.4%	57,216	-20.0%

WSP Holdings reported revenues of $141.3 million in the third quarter of 2012, compared to $159.2 million in the second quarter of 2012, primarily due to a decrease in revenues generated from export sales. Domestic sales and export sales accounted for 52.8% and 47.2%, respectively, of total revenues for the third quarter of 2012.

On a quarter-over-quarter basis, domestic sales decreased primarily due to a 13.3% decrease in average selling prices, partially offset by a 12.1% increase in domestic sales volume. Export sales decreased quarter-over-quarter primarily due to a 19.4% decrease in export sales volume, which was largely attributable to a decrease in sales of API products.

On a year-over-year basis, domestic sales decreased primarily due to a 17.9% decrease in domestic sales volume, partially offset by a 2.7% increase in average selling prices. Export sales decreased year-over-year primarily due to a 20.0% decrease in export sales volume and a 17.0% decrease in average selling prices.

API and non-API product sales accounted for 67.8% and 18.2%, respectively, of total revenues in the third quarter of 2012. Lower quarter-over-quarter sales revenues from API product sales were primarily due to a 9.4% decrease in sales volume and a 6.2% decrease in average selling prices. Non-API sales revenues increased quarter-over-quarter due to a 1.9% increase in average selling prices.

API sales revenues decreased year-over-year primarily due to a 16.1% decrease in sales volume and a 5.4% decreased in average selling prices. Non-API sales decreased year-over-year primarily due to a 35.3% decrease in sales volume and a 20.8% decreased in average selling prices.

Gross margin in the third quarter of 2012 was 5.5%, compared to 4.8% in the second quarter of 2012 and 9.0% in the third quarter of 2011. Higher quarter-over-quarter gross margins were primarily due to decreases in raw material costs, which resulted in lower costs of revenues in the third quarter of 2012. Lower year-over-year gross margins were primarily due to a decrease in average selling prices.

Operating expenses in the third quarter of 2012 were $25.6 million, compared to $15.5 million in the second quarter of 2012 and $23.3 million in the third quarter of 2011. Selling and marketing expenses were $3.7 million, compared to $4.3 million in the second quarter of 2012 and $8.3 million in the third quarter of 2011. General and administrative expenses were $23.3 million, compared to $11.7 million in the second quarter of 2012 and $19.3 million in the third quarter of 2011. The quarter-over-quarter increases in general and administrative expenses were mainly due to an impairment loss of approximately $4.6 million from the sale of the fixed assets of one of the Company’s subsidiaries that were classified as assets held for sale as of September 30, 2012, bad debt provisions and cost increases due to production stoppage in the third quarter of 2012. The production stoppage cost relates to the related expenses of some production equipment that did not engage in production during the period. The related cost has been reclassified as administrative cost.

Loss from operations was $17.8 million in the third quarter of 2012, compared to loss from operations of $6.4 million in the third quarter of 2011 and $7.9 million in the second quarter of 2012.

Net interest expense was $9.5 million in the third quarter of 2012, compared to $10.6 million in the third quarter of 2011 and $10.0 million in the second quarter of 2012.

The Company recorded an income tax benefit of $1.5 million in the third quarter of 2012, compared to $0.5 million in the third quarter of 2011 and $0.3 million in the second quarter of 2012, respectively.

Net loss attributable to WSP Holdings was $22.7 million in the third quarter of 2012, compared to net loss attributable to WSP Holdings of $16.6 million in the third quarter of 2011 and $15.7 million in the second quarter of 2012.

Basic and diluted loss per ADS were both $1.11 in the third quarter of 2012, compared to basic and diluted loss per ADS for both of $0.81 in the third quarter of 2011 and $0.77 in the second quarter of 2012.

Nine Month Results

Revenues for the first nine months of 2012 were $429.9 million, a decrease of 15.0% from revenues of $505.7 million in the first nine months of 2011. Gross profit was $18.1 million for the first nine months of 2012, compared to gross profit of $35.5 million for the first nine months of 2011. Gross margin was 4.2% for the first nine months of 2012, compared to 7.0% for the first nine months of 2011. Operating loss was $37.0 million for the first nine months of 2012, compared to operating loss of $25.0 million for the first nine months of 2011. Net loss attributable to WSP Holdings was $55.0 million for the first nine months of 2012, compared to net loss attributable to WSP Holdings of $49.5 million for the first nine months of 2011. Basic and diluted loss per ADS were both $2.69 for the first nine months of 2012, compared to basic and diluted loss per ADS for both of $2.42 in the first nine months of 2011.

Financial Condition

As of September 30, 2012, the Company had cash and cash equivalents of $30.2 million, compared to $27.7 million as of December 31, 2011. Restricted cash totaled $209.4 million as of September 30, 2012, compared to $249.8 million as of December 31, 2011. As of September 30, 2012, the Company had short-term borrowings of $807.7 million and long-term borrowings of $20.5 million, compared to $773.5 million and $79.4 million, respectively, as of December 31, 2011.  As of September 30, 2012, one of the Company’s major operating subsidiaries had drawn down approximately RMB2.7 billion ($431.4 million) out of the total approved syndicated loan facility of RMB2.86 billion (approximately $451.0 million as of September 30, 2012) entered into with eight commercial banks in late August 2011, allowing it to replace certain of its existing short-term borrowings with mid-term working capital loans. The subsidiary is subject to continued compliance with certain bank loan covenants, including maintaining certain financial ratios and thresholds at the end of a one-year special observation period and at the end of 2012. As of June 30, 2012, the subsidiary did not meet certain financial covenants under the syndicated loan facility agreement during the special observation period. The bank syndicate has waived the aforementioned breaches of financial covenants during the observation period and agreed to continue to fulfill the terms of the syndicated loan facility. As of September 30, 2012, we believe that the subsidiary will also be unlikely to meet certain financial covenants at the end of 2012. Additionally, two other subsidiaries of the Company are also in breach of their financial covenants under project loans. As of September 30, 2012, the Company’s short-term borrowings include loans not due within one year of $209.8 million that were reclassified as short-term borrowings due to technical breaches of covenants of these loans. The Company’s lenders have not accelerated the repayment of their loans under these credit facilities. In the event that the Company is unable to reach an agreement with these lenders, the lenders may accelerate the repayment of the loans and the Company’s ability to draw down under these credit facilities may be affected.

Accounts receivable and inventory totaled $192.8 million and $225.3 million, respectively, as of September 30, 2012, compared to $260.1 million and $242.2 million, respectively, as of December 31, 2011. As of September 30, 2012, total assets were $1,425.3 million, total liabilities were $1,242.4 million and total equity was $182.9 million.

Capital expenditures incurred for the nine months ended September 30, 2012 were $28.6 million and were funded mainly through the Company’s operating cash flow and bank loans. The Company has almost completed its major capital expenditure projects and will continue to reevaluate and revise its capital expenditure plan based on the prevailing economic conditions and future expectations, as well as the availability of funding.

Operational Environment and Business Outlook

Crude oil prices have traded above $80 a barrel in December 2012, having hovered above the $100 mark since mid-February 2012, and are expected to continue fluctuating due to the ongoing European debt crisis and heightened global economic uncertainty.

On the international front, WSP Holdings continues to pursue new opportunities and broaden its customer base in South America, the Middle East, Central Asia and Africa, which provide opportunities for sales growth. On the domestic front, WSP Holdings continues to develop and launch new series of non-API products for commercial use and focus mainly on customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provide opportunities for sales of higher-margin, non-API products.

Conference Call

WSP Holdings’ management will host a conference call at 9:00 a.m. Eastern Time on December 27, 2012 to discuss its unaudited financial results for the third quarter of 2012. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866-519-4004. International callers should call +1-718-354-1231. The conference pass code is 841 791 14. A replay of the conference call will be available from 12:00 p.m. ET on December 27, 2012 to 11:59 p.m. ET on January 3, 2013.  To access the replay, call 646-254-3697. International callers should call +1 855-452-5696. The conference pass code is 841 791 14. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings’ IR website: http://ir.wsphl.com/. To listen to the live webcast, please go to WSP Holdings’ IR website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings’ IR website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow —

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended September 30, 2012	3 Months Ended September 30, 2011	9 Months Ended September 30, 2012	9 Months Ended September 30, 2011

Net revenues	$141,278	$188,971	$429,946	$505,704
Cost of revenues	(133,470)	(172,026)	(411,854)	(470,159)
Gross profit	7,808	16,945	18,092	35,545

Selling and marketing expenses	(3,727)	(8,341)	(10,959)	(19,915)
General and administrative expenses	(23,344)	(19,262)	(51,873)	(45,679)
Gain on disposal of subsidiary	5	3,255	2,523	3,255
Other operating income	1,443	1,020	5,242	1,804
Loss from operations	(17,815)	(6,383)	(36,975)	(24,990)
Interest income	901	554	4,236	2,507
Interest expenses	(10,398)	(11,187)	(34,339)	(30,494)
Other income		191	64	575
Exchange differences	2,209	(2,433)	2,398	(3,000)
Loss before benefit from income taxes	(25,103)	(19,258)	(64,616)	(55,402)
Benefit from (provision for) income taxes	1,455	472	5,551	(793)

Net loss before earnings in equity investment	(23,648)	(18,786)	(59,065)	(56,195)
Earnings (loss) in equity investment	(39)	(12)	82	(233)
Net loss	(23,687)	(18,798)	(58,983)	(56,428)
Net loss attributable to the non-controlling interests	940	2,236	3,937	6,879
Net loss attributable to WSP Holdings Limited	$(22,747)	$(16,562)	$(55,046)	$(49,549)

Weighted average ordinary shares used in computation of loss per share:
Basic	204,375,226	204,375,226	204,375,226	204,375,226
Diluted	204,375,226	204,375,226	204,375,226	204,375,226

Loss Per Ordinary Share
Basic	$(0.11)	$(0.08)	$(0.27)	$(0.24)
Diluted	$(0.11)	$(0.08)	$(0.27)	$(0.24)

Loss Per ADS(1)
Basic	$(1.11)	$(0.81)	$(2.69)	$(2.42)
Diluted	$(1.11)	$(0.81)	$(2.69)	$(2.42)

1 ADS amounts adjusted for a change in the ratio of its American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:2 to 1:10 (“Ratio Change”), effective as of February 15, 2012.

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30, 2012	December 31, 2011

Assets
Cash and cash equivalents	$30,162	$27,742
Restricted cash	209,396	249,812
Accounts and bills receivable, net	192,753	260,139
Assets held for sale	43,000	20,314
Other current assets	295,671	308,555
Total Current Assets	770,982	866,562

Property and equipment, net	598,151	653,783
Prepaid lease payments for land use rights, non-current	34,119	32,957
Other non-current assets	22,018	17,814
Total Assets	$1,425,270	$1,571,116

Liabilities
Accounts payables	$315,786	$307,740
Borrowings due within one year	807,712	773,541
Liabilities held for sale		47,559
Other current liabilities	82,565	116,160
Total Current Liabilities	1,206,063	1,245,000

Borrowings due after one year	20,501	79,354
Other non-current liabilities	15,823	15,380
Total Liabilities	$1,242,387	$1,339,734

Total WSP Holdings Limited shareholders’ equity	179,915	233,873
Non-controlling interests	2,968	(2,491)
Total equity	182,883	231,382
Total Liabilities and Equity	$1,425,270	$1,571,116